January 26, 2021

Filed via EDGAR

Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Subject:    Franklin Fund Allocator Series (the “Registrant”), on behalf of its Series Franklin Global Allocation Fund (the “Fund”)

File Nos. 811-07851; 333-13601

Dear Ms. Marquigny:

On behalf of the Fund, submitted herewith under the EDGAR system are the Fund’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Amy Fitzsimmons on September 21, 2020 with regard to Amendment No. 88 to the Registrant’s registration statement filed with the Commission on August 3, 2020 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Registration Statement”).  Each comment from the Staff is summarized below, followed by the Fund’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Registration Statement.

1.         Comment:  Under the “Fund Summary – Investment Goal” section of the prospectus, the Staff notes the Fund’s revised investment goal.  Please ensure that the Fund’s discussion of its investment strategies addresses how the Fund determines what level of risk is acceptable and how the portfolio will be managed to maximize long-term returns within such constraints.

Response:  The following language has been added to the Fund’s prospectus:

The Fund seeks the highest level of long-term total return within an acceptable level of risk, which the investment manager believes is a level of risk consistent with a moderate to growth oriented investor.  In evaluating the Fund’s risk level, the investment manager analyzes various factors such as portfolio volatility, portfolio concentration, long-term expected return and risks of various markets and short-term tactical views.  In general, the portfolio seeks to be well diversified against any risks in any one asset class or market.

2.         Comment:  Please provide in the Registrant’s response to the Staff the completed fee tables and expense examples at least five days prior the effective date of the Registration Statement.

Response:  The following sets forth the completed fee tables and expense examples:

U.S. Securities and Exchange Commission
January 26, 2021

Shareholder Fees (fees paid directly from your investment)

	Class A	Class C	Class R	Class R6	Advisor Class
Maximum Sales Charge (Load) Imposed on Purchases (as percentage of offering price)	5.50%	None	None	None	None
Maximum Deferred Sales Charge (Load) (as percentage of the lower of original purchase price or sale proceeds)	None[1]	1.00%	None	None	None

1. There is a 1% contingent deferred sales charge that applies to investments of $1 million or more (see "Investments of $1 Million or More" under "Choosing a Share Class") and purchases by certain retirement plans without an initial sales charge on shares sold within 18 months of purchase.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class R	Class R6	Advisor Class
Management fees[1]	0.58%	0.58%	0.58%	0.58%	0.58%
Distribution and service (12b-1) fees	0.25%	1.00%	0.50%	None	None
Other expenses[1]	0.12%	0.12%	0.12%	3.20%	0.12%
Total annual Fund operating expenses[1]	0.95%	1.70%	1.20%	3.78%	0.70%
Fee waiver and/or expense reimbursement[2]	None	None	None	-3.16%	None
Total annual Fund operating expenses after fee waiver and/or expense reimbursement[1,2]	0.95%	1.70%	1.20%	0.62%	0.70%

1. The fees and expenses in the table above have been restated to reflect the addition of the management fee for the Fund, as well as changes in other expenses and acquired fund fees and expenses due to changes in the Fund’s investment strategies effective on February 1, 2021. Consequently, the total annual Fund operating expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights.

2. The transfer agent has contractually agreed to cap transfer agency fees for Class R6 shares of the Fund so that the transfer agency fees for that class do not exceed 0.03% until April 20, 2022. Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time period set forth above.

	1 Year	3 Years	5 Years	10 Years
Class A	$ 642	$ 836	$ 1,047	$ 1,652
Class C	$ 273	$ 536	$ 923	$ 2,009
Class R	$ 122	$ 381	$ 660	$ 1,455
Class R6	$ 63	$ 862	$ 1,681	$ 3,815
Advisor Class	$ 72	$ 224	$ 390	$ 871
If you do not sell your shares:
Class C	$ 173	$ 536	$ 923	$ 2,009

U.S. Securities and Exchange Commission
January 26, 2021

3.         Comment:  Under the “Fund Summary – Principal Investment Strategies” section of the prospectus, the prospectus states that “under normal market conditions, the Fund invests in a diversified portfolio of debt and equity securities and, to a lesser extent, alternative strategies.”  Please include the anticipated maturity and duration ranges for the Fund’s debt holdings and the anticipated market capitalization ranges for the companies in which the Fund will invest.  If the Adviser will invest without regard to one or more such criteria, please state so.

Response:  The Registrant notes that the Fund does not have any anticipated maturity or duration ranges for its debt holdings or market capitalization ranges for the companies in which it will invest.  The Registrant has added additional disclosure stating such as requested.

4.         Comment:  Under the “Fund Summary – Principal Investment Strategies” section of the prospectus, the prospectus states that “under normal market conditions, the Fund invests in a diversified portfolio of debt and equity securities and, to a lesser extent, alternative strategies.”  Please explain what constitutes an alternative strategy.

            Response:  The Registrant has added the following disclosure to its principal investment strategies:

The Fund’s investments in alternative strategies may include investments that provide exposure to commodities such as commodity futures and commodity exchange traded funds (ETFs).

5.         Comment:  Under the “Fund Summary – Principal Investment Strategies” section of the prospectus, the prospectus states that “the equity securities in which the Fund invests include securities convertible into, or that the investment manager expects to be exchanged for, common or preferred stock and other instruments whose price is linked to the value of common stock of U.S. and foreign companies.”  Please disclose if the Fund intends to invest more than 25 percent of its net assets in any one country due to the combined exposure from direct and/or indirect investments.

Response:  The Registrant confirms that the Fund does not intend to invest more than 25 percent of its net assets in any one country directly or indirectly.  Thus, no additional disclosure has been added.

6.         Comment:  Under the “Fund Summary – Principal Investment Strategies” section of the prospectus, the prospectus states that “the Fund’s alternative investment strategies investments may include treasury inflation protected securities (TIPs), REITS, and private real estate securities, private credit and private equity investments and various risk premia strategies, although none of these investments or strategies by themselves are expected to be a principal investment strategy of the Fund.”

(a)        Please clarify for the Staff the nature and extent of the Fund’s proposed allocation to private equity investments and explain why the Registrant believes that such allocation is appropriate for an open-end fund designed for retail investors.

U.S. Securities and Exchange Commission
January 26, 2021

(b)       Please explain how the Fund will appropriately value private real estate securities, private equity investments and various risk premia strategies in a manner and time frame required by open-end funds.  In connection with the Registrant’s response, please consider the need to update the Fund’s valuation disclosure as appropriate.

(c)        Consistent with the Fund’s disclosure set forth in the proxy statement that was filed on Schedule 14A with the Commission on July 15, 2020 (“Proxy Statement”), please state in the Registration Statement that the investment manager expects that the Fund will invest approximately 10% (but no more than 15%) of its assets in alternative strategies and investments.

(d)       Please confirm that the Fund’s alternative investments will be consistent with the reasonable expectations of an investor given that the Proxy Statement only disclosed that the Fund’s alternative strategies and investments may include commodity futures and commodity ETFs rather than the range of alternative strategies disclosed in the Registration Statement.

Response:

(a)        The Registrant has removed the disclosure stating that the Fund’s alternative strategies investments will include private equity investments given that it is not a principal investment strategy of the Fund.

(b)        The Registrant has removed the disclosure stating that the Fund’s alternative strategies investments will include private equity investments given that it is not a principal investment strategy of the Fund.

(c)        The disclosure has been revised as requested.

(d)       The Registrant confirms that the Fund’s alternative strategies investments will be consistent with the reasonable expectations of an investor.  The alternative strategies investments disclosed in the Prospectus but not disclosed in the Proxy Statement have been removed from the Prospectus given that they are not principal investment strategies of the Fund.

7.         Comment:  Under “Fund Summary – Principal Investment Strategies” section of the prospectus, the prospectus states that “the Fund generally invests in investment grade debt securities, but may invest in bonds rated below investment grade, sometimes referred to as “junk bonds.””  Please clarify the investment manager’s strategy with respect to the Fund’s investments in junk bonds.  Specifically, if the Fund’s investment strategy relies on below investment grade bonds, please replace “may invest” with “will invest.”  Otherwise, please delete the reference as “may invest” does not meet the standards for Item 4 disclosure.

Response:  The Registrant respectfully declines to make changes in response to the Staff’s comment as we believe that the disclosure is consistent with Item 4.  Specifically, the disclosure informs investors that the Fund generally invests in investment grade debt securities but alerts them to the fact that the Fund may also invest in junk bonds as a principal investment strategy at certain times in the investment manager’s discretion in light of market conditions.

U.S. Securities and Exchange Commission
January 26, 2021

8.         Comment:  Under the “Fund Summary – Principal Investment Strategies” section of the prospectus, the prospectus states that “the Fund may invest up to 10% of its assets in other mutual funds or ETFs.”  The Proxy Statement states that “the Fund may invest up to 10% of its assets in other FT mutual funds and exchange-traded funds.”  Please revise the Registration Statement to conform with the Proxy Statement.

Response:  The disclosure has been clarified to read as follows:

The Fund may invest up to 10% of its assets in other affiliated mutual funds and affiliated and unaffiliated ETFs.

9.         Comment:  Please explain why the Registration Statement contains references for the disclosure to be confirmed.  Please also explain why the filing of the Registration Statement was appropriate given the extent of the number of open items and the Staff’s expectation that disclosure be substantially complete when filed.

Response:  The references were inadvertently included only in the Word version of the Registration Statement that was provided to the Staff upon request as a courtesy.  All information included in the Registration Statement was confirmed prior to the filing and the references were removed in the filed version.

10.       Comment:  Under the “Fund Summary – Principal Investment Strategies” section of the prospectus, the prospectus states that “the investment manager may use quantitative modeling to assist in the selection of investments for the Fund.”  Please describe the investment manager’s quantitative modeling strategy in greater detail.  For example, please provide a description of the quantitative factors the model employs and the type of assumptions or scenarios the model may take into consideration.  In addition, describe to us the testing/validating the adviser does to ensure the initial and continuing validity of its model and data inputs.   Depending on response and facts and circumstances, consider the need for model risks and disclosures.

Response:  The Registrant respectfully declines to add additional disclosure regarding the strategy given the proprietary nature of the models that may be used.  Please note, however, that modeling risk that was included under “Management” risk in the Fund’s prospectus is now included as a separate risk in the “Principal Risks” section.

11.       Comment:  The Staff notes that significant market events have occurred as a result of COVID-19 but that the Registration Statement does include any COVID-19-related disclosure.  Accordingly, please consider the appropriate disclosure in light of current market events and how such events may affect the Fund and its investments.  If the Registrant does not believe that such disclosure is warranted, please explain supplementally why not.

Response:  The Registrant has included the following risk disclosure:

U.S. Securities and Exchange Commission
January 26, 2021

The current global outbreak of the novel strain of coronavirus, COVID-19, has resulted in market closures and dislocations, extreme volatility, liquidity constraints and increased trading costs. Efforts to contain the spread of COVID-19 have resulted in global travel restrictions and disruptions of healthcare systems, business operations and supply chains, layoffs, reduced consumer demand, defaults and credit ratings downgrades, and other significant economic impacts. The effects of COVID-19 have impacted global economic activity across many industries and may heighten other pre-existing political, social and economic risks, locally or globally. The full impact of the COVID-19 pandemic is unpredictable and may adversely affect the Fund’s performance

12.       Comment:  Given the market disruptions caused by COVID-19 and responses to it, and with a view towards enhanced strategy and risk disclosure, please discuss whether the investment manager’s investment analysis and due diligence process has changed.  For example, has COVID-19 caused the investment manager to rethink the data in models it has historically relied on when making investment decisions.  Does the investment manager believe that historical investment trends and data relationships will continue and if not, how is the investment manager repositioning its analyses in response?  Has the potential inability to conduct in person due diligence impacted the number of investment options available to the Fund and investment manager’s overall comfort level with certain allocation types.  The Staff seeks to understand how COVID-19 has affected the investment manager’s investment operations and processes as this may affect the Fund’s investments in a way that should be reflected in the Fund’s disclosure.  Please explain and revise as necessary.

Response:  The Fund’s portfolio managers have not revised their investment strategies due to the COVID-19 pandemic, but instead have continued to review each underlying funds’ fundamentals under the same process that it always has, taking into consideration the Fund’s holdings, the business fundamentals of the Fund’s holdings in the current environment and current market risks, including pandemic.  Specific COVID-19 risk has been included in the Fund Summary section of the prospectus, however, as noted in the response to comment no. 11 above.

13.       Comment:  Under the “Fund Summary – Principal Risks” section of the prospectus, the Staff notes that the Registrant has removed the Fund’s risk disclosure captioned “Investing in Underlying Funds” and added risk disclosure captioned “Investing in ETFs.”  Please explain the current disclosure given that the Fund discloses that it may invest in other mutual funds or ETFs and makes no distinction between the two.

Response:  The Registrant has replaced the “Investing in ETFs” risk disclosure with the following risk disclosure:

 Investing in Underlying Investment Companies To the extent the Fund invests in underlying investment companies, including ETFs, the Fund’s performance is related to the performance of the underlying investment companies held by it.  In addition, shareholders of the Fund will indirectly bear the fees and expenses of the underlying investment companies and such investments may be more costly than if a Fund had owned the underlying securities directly.  In addition, the Fund pays brokerage commissions in connection with the purchase and sale of shares of ETFs.

U.S. Securities and Exchange Commission
January 26, 2021

The Fund can also invest in the securities of other investment companies, which can include open-end funds, closed-end funds, unit investment trusts and business development companies subject to the limits of the Investment Company Act of 1940. One reason the Fund might do so is to gain exposure to segments of the markets represented by another fund, at times when the Fund might not be able to buy the particular type of securities directly. As a shareholder of an investment company, the Fund would be subject to its ratable share of that investment company’s expenses, including its advisory and administration expenses. The Fund does not intend to invest in other investment companies unless it is believed that the potential benefits of the investment justify the expenses. The Fund’s investments in the securities of other investment companies are subject to the limits that apply to those types of investments under the Investment Company Act of 1940.

14.       Comment:  Under the “Fund Summary – Principal Investment Strategies” section of the prospectus, the prospectus states that “the Fund’s investment manager searches for undervalued or out-of-favor securities it believes offer opportunities for income today and significant growth tomorrow.”  Please explain why the Registrant removed the risk disclosure captioned “Value Style Investing.”

            Response:  The risk disclosure has been added as requested.

15.       Comment:  Under the “Fund Summary – Principal Risks – Commodities” section of the prospectus, the prospectus states that “recent growth in industrial production and gross domestic product has made China and other developing nations oversized users of commodities and has increased the extent to which certain commodities prices are influenced by those markets.”  Please consider whether the statement is consistent with current pandemic economics and if not, please revise.

Response:  The Registrant has confirmed that the statement is consistent with current pandemic economics.

16.       Comment:  The Registration Statement identifies a Blended Benchmark (60% MSCI All Country World Index, 30% Bloomberg Barclays Global Aggregate Bond Index and 10% cash and cash equivalents) in the Average Annual Total Returns table.  Please explain how the Fund’s returns on cash and cash equivalents are factored into the Blended Benchmark (i.e., are they factored in at zero return or zero by default)?  The Staff notes that if the cash and cash equivalents component are factored into the Blended Benchmark with a zero return, then that component of the benchmark is meaningless.  Please explain.

Response:  The Fund’s returns on cash and cash equivalents are factored into the Blended Benchmark at the rate of a U.S. 3-Month Treasury Bill.  It is meant to represent the portion of the portfolio allocated to non-correlated alternative strategies, inflation sensitive assets and cash.

U.S. Securities and Exchange Commission
January 26, 2021

17.       Comment:  Under the “Fund Details – Principal Investment Policies and Practices” section of the prospectus, the prospectus states that “the equity securities in which the Fund invests include securities convertible into, or that the investment manager expects to be exchanged for, common or preferred stock, right warrants and other instruments whose price is linked to the value of common stock of U.S. and foreign companies.”  Please explain what the investment manager considers to be an equity security for such purposes and provide some clarifying examples.

Response:  The Registrant respectfully notes that the “Fund Summary – Principal Investment Strategies” section states that “the equity securities in which the Fund invests are primarily common stock.”  The “Fund Details – Principal Investment Policies and Practices” section, provides further that “an equity security represents a proportionate share of the ownership of a company; its value is based on the success or failure of the company’s business, any income paid to stockholders, the value of its assets and general market conditions. Common stocks and preferred stocks are examples of equity securities.”  Thus, no additional disclosure has been added.

18.       Comment:  Under the “Fund Details – Principal Investment Policies and Practices” section of the prospectus, the prospectus states that “the Fund’s alternative strategies may include treasury inflation protected securities (TIPs), REITs and private real estate securities, private credit and private equity investments and various risk premia strategies although none of these investments or strategies by themselves are expected to be a principal investment strategy of the Fund.”  Please provide a narrative discussion of how the investment manager selects the referenced alternative investments strategies (i.e., the factors the investment manager considers or the criteria applied).  Please also explain what “risk premia strategies” are.

Response:  The Registrant has removed the referenced strategies given that they are not principal investment strategies of the Fund.

19.       Comment:  Under the “Fund Details – Principal Investment Policies and Practices” section of the prospectus, the prospectus states that “such lower rated but higher yielding securities are sometimes referred to as “junk bonds.””  Please change “lower rated but higher yielding” to “lower rated but potentially higher yielding.”

Response:  The Registrant has revised the disclosure as requested.

20.       Comment:  Under the “Fund Details – Principal Risks – Derivatives” section of the prospectus, please consider providing examples of the types of derivatives that may expose investors to potentially unlimited losses.

Response:  The disclosure stating that “certain derivatives have the potential for unlimited loss regardless of the size of the initial investment” has been removed from the disclosure.

21.       Comment:  Under the “Fund Details – Principal Risks – Convertible Securities” section of the prospectus, the prospectus states that “because its value can be influenced by many different factors, a convertible security is not as sensitive to interest rate changes as a similar non-convertible debt security, and generally has less potential for gain or loss than the underlying stock.”  Please revise to address the risks of investing in convertible securities more directly.  As currently drafted, the disclosure does not effectively focus attention on the potential losses to which investors are exposed when the Fund invests in such investments.

U.S. Securities and Exchange Commission
January 26, 2021

Response:  The Registrant has removed all references to investments in convertible securities given that they are not a principal investment strategy of the Fund.

22.       Comment:  The Staff notes that under the “Fund Details – Principal Risks” section of the prospectus, the prospectus identifies REITs as a principal risk that is not disclosed under “Fund Summary – Principal Risks.”  Please reconcile.

Response:  As noted above, the Fund’s disclosure regarding investments in REITs has been removed from the prospectus given that it is not a principal investment strategy.  Thus, no additional disclosure has been added.

23.       Comment:  Under the “Fund Details – Management” section of the prospectus, the prospectus states that “for example, human judgment plays a role in building, using, testing, and modifying the financial algorithms and formulas used in these models.”  The Staff notes that it is unclear precisely what the examples are intended to illustrate.  Please review the sentence and revise accordingly.

Response:  The disclosure has been revised as follows:

For example, human judgment plays a role in building, using, testing, and modifying the financial algorithms and formulas used in these models, which may result in errors in the models.

In addition, “Use of Models” is now included as a separate risk in the “Principal Risks” section.

24.       Comment:  Under the “Fund Details – Management” section of the prospectus, the prospectus states that “during its term, this fee waiver and expense reimbursement agreement may not be terminated or amended without approval of the Board of Trustees except to add series and classes, to reflect the extension of termination dates or to lower the fee waiver and expense limitation.”  Please confirm whether the investment manager can recoup previously waived or reimbursed expenses under the agreement and, if so, under what circumstances?  In the Registrant’s response, please specifically reflect that the investment manager is not entitled to recoup such expenses or add the appropriate disclosure to the fee table.

Response:  The Registrant confirms that the investment manager cannot recoup previously waived or reimbursed expenses under the fee waiver and expense reimbursement agreement.

U.S. Securities and Exchange Commission
January 26, 2021

25.       Comment:  Under the “Fund Details – Management” section of the prospectus, the prospectus states that “a discussion regarding the basis for the board of trustees approving the investment management contract of the Fund will be available in the Fund’s semi-annual report to shareholders for the period ended June 30.”  Please disclose the year of the semi-annual report that will include the board of trustees’ discussion.

Response:  The Registrant respectfully declines to add the requested disclosure because the current disclosure is clear and appropriate given that currently the most recent disclosure is in the June 30, 2020 semi-annual report but after August 31, 2021, the most recent disclosure will be in the June 30, 2021 semi-annual report.

26.       Comment:  The Staff notes that the Proxy Statement states that “the Fund’s investment manager currently does not intend to use the Manager of Managers Structure for the Fund because near-term changes to the portfolio management structure for the Fund are not anticipated, other than as described in Proposal 1 above.”  Given that Fund shareholders are being asked to approve the Manager of Managers Structure for the Fund, please provide a similar statement in the Fund’s prospectus or explain why such disclosure is inaccurate or inappropriate.

Response:  The Registrant respectfully declines to add the requested disclosure.  The current disclosure is consistent with the disclosure included in the Registrant’s other series’ registration statements and shareholders will be provided ample notice if the investment manager intends to use the Manager of Mangers Structure.

27.       Comment:  Under “APPENDIX A – BAIRD – Front-End Sales Charge Waivers on Investors A-shares Available at Baird,” the prospectus states that “a shareholder in the Funds Class C shares will have their share converted at net asset value to Class A shares of the fund if the shares are no longer subject to CDSC and the conversion is in line with the policies and procedures of Baird.”  The Staff notes that the italicized disclosure is unclear and difficult for the Fund’s shareholders to determine the meaning and/or its applicability.  Please review and revise accordingly.

Response:  The Registrant notes that the disclosure set forth in APPENDIX A is provided to the Registrant directly by the intermediary, which is the intermediary’s standard language that is provided across various fund complexes.  Thus, it would be very difficult, if not impossible, for the Registrant to make any changes to this disclosure.

28.       Comment:  Under “APPENDIX A – D.A. DAVIDSON & CO.,” the prospectus states “effective June 1, 2020, shareholders purchasing fund shares including existing fund shareholders through a D.A. Davidson &. Co. (“D.A. Davidson”) platform or account, through an introducing broker-dealer or independent registered investment advisor for which D.A. Davidson provides trade execution, clearance, and/or custody services, will be eligible for the following sales charge waivers (front-end sales charge waivers and contingent deferred, or back-end, sales charge waivers) and discounts, which may differ from those disclosed elsewhere in this prospectus or SAI.”  The Staff notes that the italicized disclosure is unclear and difficult for the Fund’s shareholders to determine the meaning and/or its applicability.  Please review and revise accordingly.

U.S. Securities and Exchange Commission
January 26, 2021

Response:  The Registrant notes that the disclosure set forth in APPENDIX A is provided to the Registrant directly by the intermediary, which is the intermediary’s standard language that is provided across various fund complexes.  Thus, it would be very difficult, if not impossible, for the Registrant to make any changes to this disclosure.

29.       Comment:  Under “APPENDIX A – CLASS A AND CLASS C PURCHASES THROUGH MERRILL LYNCH – Front-end Sales Load Waivers on Class A Shares available at Merrill Lynch,” the prospectus includes the following:

•         Employer-sponsored retirement, deferred compensation and employee benefit plans (including health savings accounts) and trusts used to fund those plans, provided that the shares are not held in a commission-based brokerage account and shares are held for the benefit of the plan

•         Shares exchanged from Class C (i.e. level-load) shares of the same fund pursuant to Merrill Lynch’s policies relating to sales load discounts and waivers

The Staff notes that the referenced disclosure is unclear and difficult for the Fund’s shareholders to determine the meaning and/or its applicability.  Please review and revise accordingly.

Response:  The Registrant notes that the disclosure set forth in APPENDIX A is provided to the Registrant directly by the intermediary, which is the intermediary’s standard language that is provided across various fund complexes.  Thus, it would be very difficult, if not impossible, for the Registrant to make any changes to this disclosure.

30.       Comment:  Under “APPENDIX A – OPPENHEIMER & CO., INC. – Front-end Sales Load Waivers on Class A Shares available at OPCO,” the prospectus includes the following:

•         Employer-sponsored retirement, deferred compensation and employee benefit plans (including health savings accounts) and trusts used to fund those plans, provided that the shares are not held in a commission-based brokerage account and shares are held for the benefit of the plan

•         Shares purchased through a OPCO affiliated investment advisory program

•        A shareholder in the Fund’s Class C shares will have their shares converted at net asset value to Class A shares (or the appropriate share class) of the Fund if the shares are no longer subject to a CDSC and the conversion is in line with the policies and procedures of OPCO

The Staff notes that the referenced disclosure is unclear and difficult for the Fund’s shareholders to determine the meaning and/or its applicability.  Please review and revise accordingly.

Response:  The Registrant notes that the disclosure set forth in APPENDIX A is provided to the Registrant directly by the intermediary, which is the intermediary’s standard language that is provided across various fund complexes.  Thus, it would be very difficult, if not impossible, for the Registrant to make any changes to this disclosure.

U.S. Securities and Exchange Commission
January 26, 2021

31.       Comment:  Under “APPENDIX A – RAYMOND JAMES® – Raymond James & Associates, Inc., Raymond James Financial Services, Inc. and each entity’s affiliates (“Raymond James”),” the Registration Statement states “effective March 1, 2019, shareholders purchasing fund shares through a Raymond James platform or account, or through an introducing broker-dealer or independent registered investment adviser for which Raymond James provides trade execution, clearance, and/or custody services, will be eligible only for the following load waivers (front-end sales charge waivers and contingent deferred, or back-end, sales charge waivers) and discounts, which may differ from those disclosed elsewhere in this fund’s prospectus or SAI.”  The Staff notes that the italicized disclosure is unclear and difficult for the Fund’s shareholders to determine the meaning and/or its applicability.  Please review and revise accordingly.

            Response:  The Registrant notes that the disclosure set forth in APPENDIX A is provided to the Registrant directly by the intermediary, which is the intermediary’s standard language that is provided across various fund complexes.  Thus, it would be very difficult, if not impossible, for the Registrant to make any changes to this disclosure.

Please do not hesitate to contact Jacqueline Edwards at (212) 812-4142, or in her absence, Amy Fitzsimmons at (215) 564-8711, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Steven J. Gray

Steven J. Gray

Co-Secretary and Vice President